January 10, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Brian Cascio

Re:	Baxter International Inc. (the “Company”) Form 10-K for the year ended December 31, 2004 Filed March 16, 2005 Form 8-K dated October 20, 2005 File No. 001-04448
Dear Mr. Cascio:
            We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated December 20, 2005 relating to the Company’s Form 10-K for the year ended December 31, 2004 filed on March 16, 2005 and Form 8-K dated October 20, 2005.
            Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 10-K for the year ended December 31, 2004
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 44
1.	We note that you present your cash flows from operating activities by adjusting “income from continuing operations before cumulative effect of accounting changes” to net cash flow from operating activities. Under paragraph 28 of SFAS 95, those who choose to use the indirect method of presenting operating cash flows should adjust net income to reconcile it to net cash flow from operating activities. Please revise in future filings.

Company Response:
        In future filings we will begin the operating section of the consolidated statements of cash flows with net income, and reconcile this amount to net cash flows from operating activities. Prior periods presented will be reclassified accordingly.
2.	As a related matter, we see that you present cash flows from discontinued operations as a cash flow from operations. Under SFAS 95, you should not aggregate operating, investing, and financing cash flows from discontinued operations into a single line item. Note that there is no requirement in SFAS 95 to present discontinued operations separately on your statement of cash flows. However, if you choose to do so, please present cash flows from discontinued operations consistently within each category. Please revise in future filings.
Company Response:
        We believe the investing and financing cash flows related to discontinued operations were immaterial in all the periods presented. However, in future filings we will not present the cash flows from operations related to the discontinued operations separately. Additionally, prior periods presented will be reclassified accordingly.
Note 4. Special Charges, page 53
3.	We note your disclosures related to the asset impairment charges recognized during the year ended December 31, 2004. In your response and in future filings, please clarify how you determined the fair value of the impaired assets, as required by paragraph 26(c) of SFAS 144. Your disclosure that the impairment losses were based on “market data for these assets” should include more specific details.
Company Response:
        Approximately 30% of the identified asset impairment charges related to assets for which the disposal value was being negotiated at the time the charges were taken. Accordingly, the estimate of the fair values of these assets was based upon the information we obtained during those negotiations. The vast majority of the remaining 70% of the asset impairment charges related to assets that were under construction and other assets that were abandoned by the Company. Generally, there was no market for these assets and, accordingly, our determination of fair value assumed no residual value for these assets. The asset impairment charges that were recognized during the year ended December 31, 2004 have proven to be within 3% of the Company’s actual experience to date, and the asset dispositions are substantially complete.

        In future filings, we will include additional details concerning our determination of the fair value of impaired assets.
Form 8-K dated October 20, 2005
4.	We see that you present your non-GAAP measures in the form of adjusted statements of income. That format may be confusing to investors as it also reflects several non-GAAP measures, including adjusted gross profit, adjusted marketing and administrative expenses, adjusted special charges, adjusted operating income, adjusted income before income taxes, adjusted income tax expense, adjusted income from continuing operations, and adjusted basic and diluted EPS from continuing operations, which have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each non-GAAP measure presented. In addition, you should explain why you believe each measure provides useful information to investors.
•	To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations.

•	Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and FAQ 8 for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.
Company Response:
        In future earnings releases furnished pursuant to Item 2.02 of Form 8-K, we will revise our presentation format to eliminate the non-GAAP adjusted statements of income.
        While we believe that the detailed reconciliations to adjusted EPS presented in the schedules to our earnings releases have proven useful to investors in supplementing our GAAP presentation, in future filings we will reconcile at a higher level, presenting those non-GAAP measures described to investors as significant.

       In addition, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                   If you should have any questions or require any further information regarding this matter, please contact the undersigned at
          (847) 948-4900 or Michael Baughman at (847) 948-2219.
Thank you for your prompt attention to this matter.

Very truly yours, /s/ John J. Greisch John J. Greisch

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